

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Todd B. Patriacca
Chief Financial Officer
Altra Industrial Motion Corp.
300 Granite Street, Suite 201
Braintree, MA 02184

> **Re: Altra Industrial Motion Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-33209**

Dear Todd B. Patriacca:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Glenn Deegan